Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

March 16, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Sherry Haywood
Melissa Raminpour
Effie Simpson

Re:	VIZIO Holding Corp.
Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-253682

Ladies and Gentlemen:

On behalf of our client, VIZIO Holding Corp. (“VIZIO” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment (“Amendment No. 1”) to the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 to the Registration Statement and a copy marked to show all changes from the Registration Statement filed on March 1, 2021.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK                PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

Securities and Exchange Commission

March 16, 2021

Our amended and restated bylaws will designate a state or federal court, page 63

1.

You disclose that your amended and restated bylaws will provide that the federal district court of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933 and nothing in your amended and restated bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934 from bringing such claims in state or federal court. You also disclose that the exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise your prospectus to clearly state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated bylaws is consistent with your revised disclosure. For example, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your provision in your amended and restated bylaws states this clearly.

The Company respectfully advises the Staff that it has revised its disclosure on pages 63, 64 and 174 to address the Staff’s comment.

*****

Securities and Exchange Commission

March 16, 2021

Please direct any questions regarding the Company’s response or Amendment No. 1 to the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	William W. Wang, VIZIO Holding Corp.

Adam Townsend, VIZIO Holding Corp.

Jerry C. Huang, VIZIO Holding Corp.

Scott V. Becker, VIZIO Holding Corp.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP